

September 13, 2016

Mr. Luca D'Angese
Chief Executive Officer
Enersis Américas, S.A.
Santa Rosa 76
Santiago, Chile

>   **Re: Endesa Américas S.A.
>   Schedule TO-T and Schedule 13E-3
>   Filed September 2, 2016 by Enersis America, S.A., et al.
>   File No. 005-89569**

Dear Mr. D'Agnese:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filings, by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to the filing persons facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response and any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase.

Schedule TO-T

General

1. The cover page of the Schedule TO identifies Endesa Americas S.A., the subject company, as an offeror. Please revise to remove the subject company from the list of bidders on the Schedule. Note that only parties that are both bidders in the tender offer and filing persons on the Schedule 13E-3 may file a joint Schedule TO-T/13E-3.

Offer to Purchase

General

2. Where you reference the dissenters' withdrawal rights available in connection with the concurrent merger (including on the first page of the Offer to Purchase), note the limit on the percentage of shareholders who may exercise such dissenters' withdrawal rights.

Summary Term Sheet

Questions and Answers

3. Include a section noting the affiliated nature of the Offers and the role of affiliates in this transaction. Your expanded disclosure should specifically note the fact that the board of directors of Endesa Americas has determined that the Tender Offer Price is not fair economically to shareholders of that company.

Is your financial condition relevant to my decision to tender in the U.S. Offer? page 4

4. Please revise the disclosure in this section to be consistent with the requirements of Item 10 of Schedule TO. In this regard, we note that you refer to the financial information as "relevant," rather than "material."

What is the difference between the U.S. Offer and the Chilean Offer?, page 6

5. Since you cannot preclude U.S. target shareholders from participating in the Chilean Offer if they hold their shares in direct share form, revise to note that the protections of the U.S. federal securities laws may not apply to the Chilean Offer and to highlight the other potential consequences of electing to participate in the Chilean Offer, as currently discussed on page 49 of the Offer to Purchase.

Special Factors

Section 1. Background to the Transactions, page 14

6. We note discrepancies between this section and the Background section of the Registration Statement on Form S-4 filed by Enersis Americas, S.A. on September 8, 2016. Please update this section, accordingly. For example, we note that the Chilean legal requirements regarding related-party transactions that allowed you to consider the transaction as being conducted at an arm's length basis were not discussed.

Position of Endesa Americas as to the Fairness of the Offers; Recommendation, page 31

7. We note that the Board of Directors of Endesa Americas considered the report of Tyndall as an independent valuator, regarding the fairness of the tender offers. Note that if any filing person has based its fairness determination on the analysis of another party with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, the filing party must specifically adopt the analysis of the other party in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 17719 (April 13, 1981). Please revise to clarify whether the Board of Directors of Endesa Americas adopted the analyses and opinions of Tyndall. Note, however, that to the extent such persons did not adopt another party's discussion and analysis or such discussion and analyses do not address each of the factors listed in Item 1014, such filing person must discuss, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant or were considered but given little weight in the context of this transaction (and why). This comment also applies to the Colin Becker report referenced on page 33. In this regard, also provide the information required by Item 1015(b)(4) of Regulation M-A.

Extensions of the U.S. Offer; Termination; Amendment, page 75

8. Please delete the reference to Rule 13e-4 in this section, since this is a third party rather than an issuer tender offer.

Miscellaneous, page 76

9. You state that the Offer will not be made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance. To the extent that you are referencing the fact that the U.S. Offer is not open to subject security holders located in Chile, revise to clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Attorney-Adviser at (202) 551-3792 or me at (202) 551-3263 with any questions regarding our comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Allen M. Miller, Esq.
        Chadbourne & Parke LLP